SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.___)*

PENN WEST ENERGY TRUST

 (Name of Issuer)

TRUST UNITS

(Title of Class of Securities)

707885109

(CUSIP Number)

June 1, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)
Page 1-9

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). China Investment Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,621,140[1]
	7	SOLE DISPOSITVE POWER 0
	8	SHARES DISPOSITIVE POWER 23,621,140[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,621,140[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

[1]
Includes 23,524,209 Trust Units held by Land Breeze II S.À.R.L., a wholly-owned subsidiary of China Investment Corporation, and 96,931 Trust Units held by another wholly-owned subsidiary of China Investment Corporation, all as of June 1, 2010.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Land Breeze II S.À.R.L.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,524,209
	7	SOLE DISPOSITVE POWER 0
	8	SHARES DISPOSITIVE POWER 23,524,209
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,524,209
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Item 1(a).	Name of Issuer Penn West Energy Trust

Item 1(b).	Address of Issuer’s Principal Executive Offices c/o Penn West Petroleum Ltd. 200, 207 – 9th Avenue S.W. Calgary, Alberta T2P 1K3 Canada

Item 2(a).	Name of Persons Filing China Investment Corporation (“CIC”) Land Breeze II S.À.R.L. (“Land Breeze”)

Item 2(b).
Address of Principal Business Office or, if none, Residence

The address of CIC is:

New Poly Plaza
No. 1 Chaoyangmen Beidajie
Dongcheng
Beijing 100010
People’s Republic of China

The address of Land Breeze is:
18, avenue Marie-Thérèse, L-2132 Luxembourg

Item 2(c).	Citizenship. CIC is established under the Company Law of the People’s Republic of China. Land Breeze is a Société à responsibilité limitée incorporated and existing under the laws of Luxembourg.

Item 2(d).	Title of Class of Securities Trust Units

Item 2(e).	CUSIP Number 707885109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.
Ownership

CIC is a wholly state-owned company incorporated under the Company Law of the People’s Republic of China.  Land Breeze is a wholly-owned subsidiary of CIC.  All information below regarding CIC reflects the inclusion of 23,524,209 Trust Units held by Land Breeze and 96,931 Trust Units held by another wholly-owned subsidiary of CIC, all as of June 1, 2010.

Reporting Person	Amount Beneficially Owned	Percent of Class
CIC	23,621,140	5.3%
Land Breeze	23,524,209	5.2%

Reporting Person	Power to Vote or Direct the Vote		Power to Dispose or Direct the Disposition of
	Sole	Shared	Sole	Shared
CIC	0	23,621,140	0	23,621,140
Land Breeze	0	23,524,209	0	23,524,209

Item 5.	Ownership of Five Percent or Less of a Class Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable

Item 8.	Identification and Classification of Members of the Group Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.
Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINA INVESTMENT CORPORATION		LAND BREEZE II S.À.R.L

By:	/s/ Lou Jiwei	By:	/s/ Wenyan Ma
	Name: Lou Jiwei		Name: Wenyan Ma
	Title: Chairman and CEO		Title: Manager

Exhibit Index

Exhibit A	Joint Filing Agreement, dated June 1, 2010, between China Investment Corporation and Land Breeze II S.À.R.L.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned hereby agrees that (i) a statement on Schedule 13G with respect to the Trust Units of Penn West Energy Trust (including amendments thereto) filed herewith shall be filed on behalf of each of the undersigned, and (ii) this Joint Filing Agreement shall be included as an exhibit to such joint filing, provided that, as provided by Section 13d-1(k)(ii) of the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 1st day of June, 2010.

China Investment Corporation

By:	/s/ Lou Jiwei
Name: Lou Jiwei
Title: Chairman and CEO

Land Breeze II S.À.R.L.

By:	/s/ Wenyan Ma
Name: Wenyan Ma
Title: Manager